Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 3 DATED DECEMBER 12, 2012
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012, Supplement No. 1 dated November 20, 2012 and Supplement No. 2 dated December 4, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	recent real property investments and placement of debt on a real property investment;
(3)	potential real property investments; and
(4)	prior potential real property investment.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of November 2012, we accepted investors’ subscriptions for, and issued, approximately 4.4 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $43.7 million. As of December 6, 2012, we had accepted investors’ subscriptions for, and issued, approximately 25.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $255.5 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” on page 10 of the prospectus.
Description of Real Estate Investments
As of December 6, 2012, our investment portfolio consisted of 64 properties located in 25 states, consisting of approximately 1.4 million gross rentable square feet of commercial space. We acquired 16 properties between November 16, 2012 and December 6, 2012, which are listed below in order of their date of acquisition.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet	Purchase Price
Michael’s – Bowling Green, KY	Sports and Hobby	1	Michaels Stores, Inc.	18,391	$3,110,000
Tractor Supply – Spencer, WV	Home and Garden	1	Tractor Supply Company	19,127	2,945,000
Dollar General – Hanceville, AL	Discount Store	1	Dolgencorp, LLC	20,707	3,310,312
Dollar General – Piedmont, AL	Discount Store	1	Dolgencorp, LLC	20,707	3,234,688
Kirkland’s – Jonesboro, AR	Home Furnishings	1	Kirkland’s Stores, Inc.	9,000	2,903,226
Dollar General – Maynardville, TN	Discount Store	1	Dolgencorp, LLC	9,026	1,227,464
Dollar General – Lima, OH	Discount Store	1	Dolgen Midwest, LLC	9,002	1,341,781
Dollar General – Whitwell, TN	Discount Store	1	Dolgencorp, LLC	12,406	1,441,315
Dollar General – Cleveland, TX	Discount Store	1	Dolgencorp of Texas, Inc.	9,026	1,130,795
Dollar General – Brownsville, TX	Discount Store	1	Dolgencorp of Texas, Inc.	9,026	1,359,521
Dollar General – Greenwell Springs, LA	Discount Store	1	Dolgencorp, LLC	9,026	1,437,205
Dollar General – Breaux Bridge, LA	Discount Store	1	Dolgencorp, LLC	9,100	1,385,918
Tire Kingdom – Tarpon Springs, FL	Automotive	1	Tire Kingdom, Inc.	6,100	2,087,325
Tractor Supply – Canon City, CO	Home and Garden	1	Tractor Supply Company	21,924	3,717,186
Hobby Lobby – Mooresville, NC	Sports and Hobby	1	Hobby Lobby Stores, Inc.	55,000	5,500,000
Canarsie Plaza – Brooklyn, NY	Shopping Center	15	Various	278,237	124,000,000
				515,805	$160,131,736

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 107 of the prospectus.
Real Property Investments
As of December 6, 2012, we, through separate wholly–owned limited liability companies and limited partnerships, owned 64 properties located in 25 states, consisting of approximately 1.4 million gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and proceeds from our revolving credit facility. We acquired 16 properties between November 16, 2012 and December 6, 2012, which are listed below in order of date of acquisition.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Michael’s – Bowling Green, KY	November 20, 2012	2012	$3,110,000	$62,200	7.70%	8.01%	100%
Tractor Supply – Spencer, WV	November 20, 2012	2012	2,945,000	58,900	7.13%	7.88%	100%
Dollar General – Hanceville, AL	November 21, 2012	2012	3,310,312	66,206	7.40%	7.47%	100%
Dollar General – Peidmont, AL	November 21, 2012	2012	3,234,688	64,694	7.40%	7.48%	100%
Kirkland’s – Jonesboro, AR	November 27, 2012	2012	2,903,226	58,065	7.75%	8.13%	100%
Dollar General – Maynardville, TN	November 30, 2012	2012	1,227,464	24,549	7.65%	7.73%	100%
Dollar General – Lima, OH	November 30, 2012	2012	1,341,781	26,836	7.30%	7.38%	100%
Dollar General – Whitwell, TN	November 30, 2012	2012	1,441,315	28,826	7.30%	7.38%	100%
Dollar General – Cleveland, TX	November 30, 2012	2012	1,130,795	22,616	7.30%	7.37%	100%
Dollar General – Brownsville, TX	November 30, 2012	2012	1,359,521	27,190	7.30%	7.37%	100%
Dollar General – Greenwell Springs, LA	November 30, 2012	2012	1,437,205	28,744	7.30%	7.37%	100%
Dollar General – Breaux Bridge, LA	November 30, 2012	2012	1,385,918	27,718	7.30%	7.37%	100%
Tire Kingdom – Tarpon Springs, FL	November 30, 2012	2003	2,087,325	41,747	7.35%	8.18%	100%
Tractor Supply – Canon City, CO	November 30, 2012	2012	3,717,186	74,344	7.25%	7.81%	100%
Hobby Lobby – Mooresville, NC	November 30, 2012	2012	5,500,000	110,000	7.50%	8.00%	100%
Canarsie Plaza – Brooklyn, NY	December 5, 2012	2011	124,000,000	2,480,000	6.50%	7.40%	96%
			$160,131,736	$3,202,635

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 76 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in–place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long–term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in–place leases over the non–cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long–term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

		Total	% of Total		Current		Base Rent
		Square	Rentable	Renewal	Annual		per
		Feet	Square	Options	Base		Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent		Foot	Lease Term (3)
Michael’s – Bowling	Michaels Stores,	18,391	100%	4/5 yr.	$239,451		$13.02	11/20/2012	–	9/30/2017
Green, KY	Inc.				257,474		14.00	10/1/2017	–	2/28/2023
Tractor Supply – Spencer,	Tractor Supply	19,127	100%	4/5 yr.	210,000		10.98	11/20/2012	–	8/31/2017
WV	Company				231,000		12.08	9/1/2017	–	8/31/2022
					254,100		13.28	9/1/2022	–	8/31/2027
Dollar General –	Dolgencorp, LLC	20,707	100%	5/5 yr.	244,963		11.83	11/21/2012	–	8/31/2022
Hanceville, AL					252,312		12.18	9/1/2022	–	8/31/2027
Dollar General –	Dolgencorp, LLC	20,707	100%	5/5 yr.	239,367		11.56	11/21/2012	–	5/31/2022
Piedmont, AL					246,548		11.91	6/1/2022	–	5/31/2027
Kirkland’s – Jonesboro, AR	Kirkland’s Stores,	9,000	100%	2/5 yr.	225,000		25.00	11/27/2012	–	1/31/2018
	Inc.				247,500		27.50	2/1/2018	–	1/31/2023
Dollar General –	Dolgencorp, LLC	9,026	100%	5/5 yr.	93,901		10.40	11/30/2012	–	10/31/2022
Maynardville, TN					96,718		10.72	11/1/2022	–	10/31/2027
Dollar General – Lima, OH	Dolgen Midwest,	9,002	100%	4/5 yr.	97,950		10.88	11/30/2012	–	7/31/2022
	LLC				100,889		11.21	8/1/2022	–	7/31/2027
Dollar General – Whitwell,	Dolgencorp, LLC	12,406	100%	5/5 yr.	105,216		8.48	11/30/2012	–	4/30/2022
TN					108,373		8.74	5/1/2022	–	4/30/2027
Dollar General –	Dolgencorp of	9,026	100%	4/5 yr.	82,548		9.15	11/30/2012	–	8/31/2022
Cleveland, TX	Texas, Inc.				85,032		9.42	9/1/2022	–	8/31/2027
Dollar General –	Dolgencorp of	9,026	100%	4/5 yr.	99,245		11.00	11/30/2012	–	8/31/2022
Brownsville, TX	Texas, Inc.				102,222		11.33	9/1/2022	–	8/31/2027
Dollar General –	Dolgencorp, LLC	9,026	100%	4/5 yr.	104,916		11.62	11/30/2012	–	9/30/2022
Greenwell Springs, LA					108,060		11.97	10/1/2022	–	9/30/2027
Dollar General – Breaux	Dolgencorp, LLC	9,100	100%	4/5 yr.	101,172		11.12	11/30/2012	–	10/31/2022
Bridge, LA					104,208		11.45	11/1/2022	–	10/31/2027
Tire Kingdom – Tarpon	Tire Kingdom, Inc.	6,100	100%	2/5 yr.	153,480	(4)	25.16	11/30/2012	–	4/30/2023
Springs, FL
Tractor Supply – Canon	Tractor Supply	21,924	100%	4/5 yr.	269,496		12.29	11/30/2012	–	11/30/2017
City, CO	Company				289,716		13.21	12/1/2017	–	11/30/2022
					311,442		14.21	12/1/2022	–	11/30/2027
Hobby Lobby –	Hobby Lobby	55,000	100%	3/5 yr.	412,500		7.50	11/30/2012	–	10/31/2017
Mooresville, NC	Stores, Inc.				440,000		8.00	11/1/2017	–	10/31/2022
					467,500		8.50	11/1/2022	–	10/31/2027
Canarsie Plaza -	BJ’s Wholesale	177,135	64%	2/10 yr.	5,100,000		28.79	12/5/2012	–	11/30/2015
Brooklyn, NY	Club, Inc.			& 1/5 yr.	5,508,000		31.09	12/1/2015	–	11/30/2020
					5,948,640		33.58	12/1/2020	–	11/30/2025
					6,543,504		36.94	12/1/2025	–	11/30/2030
	The City of New	33,048	12%	2/5 yr.	991,440		30.00	12/5/2012	–	1/25/2016
	York				1,090,584		33.00	1/26/2016	–	1/25/2021
					1,199,642		36.30	1/26/2021	–	1/25/2026
					1,319,607		39.93	1/26/2026	–	1/25/2031

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non–cancellable lease term, assuming no renewals are exercised. Pursuant to each of the leases, the tenants are generally required to pay substantially all operating expenses in addition to base rent.
(4)	The annual base rent under the lease increases every year by 2% of the then–current annual base rent.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of December 6, 2012 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	1	3,900	42,900	* %
2016	1	1,200	20,644	* %
2017	3	5,700	117,692	* %
2018	—	—	—	—%
2019	1	10,018	315,567	1%
2020	1	44,925	889,515	3%
2021	8	13,159	606,668	2%
2022	4	74,827	1,158,954	4%
Thereafter	65	1,209,614	24,541,247	89%
	84	1,363,343	$27,693,187	100%

* Represents less than 1% of the total annual base rent.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the 16 properties described in this prospectus supplement is approximately $131.3 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40–year recovery period, land improvements over a 20–year recovery period and furnishings and equipment over a 12–year recovery period using a straight–line method and a mid–month convention. The preliminary depreciable basis in these 16 properties is estimated, as of December 6, 2012, as follows:

Wholly–owned Property	Depreciable Tax Basis
Michael’s – Bowling Green, KY	$2,550,200
Tractor Supply – Spencer, WV	2,414,900
Dollar General – Peidmont, AL	2,714,456
Dollar General – Hanceville, AL	2,652,444
Kirkland’s – Jonesboro, AR	2,380,645
Dollar General – Maynardville, TN	1,006,520
Dollar General – Lima, OH	1,100,260
Dollar General – Whitwell, TN	1,181,878
Dollar General – Cleveland, TX	927,252
Dollar General – Brownsville, TX	1,114,807
Dollar General – Greenwell Springs, LA	1,178,508
Dollar General – Breaux Bridge, LA	1,136,453
Tire Kingdom – Tarpon Springs, FL	1,711,607
Tractor Supply – Canon City, CO	3,048,093
Hobby Lobby – Mooresville, NC	4,510,000
Canarsie Plaza – Brooklyn, NY	101,680,000
$131,308,023
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Placement of Debt on a Real Property Investment
Mortgage Loan
On December 5, 2012, CCPT IV OP, through one of its wholly-owned subsidiaries, entered into a mortgage loan agreement with PNC Bank, National Association (PNC Bank), as lender, in the principal amount of $75.0 million (the PNC Loan) which matures on January 1, 2023 (the Maturity Date). The PNC Loan is secured by the Canarsie Plaza property described in this prospectus supplement. CCPT IV OP will make interest payments to PNC Bank based on a fixed rate of 3.69% per annum, with interest only payments due monthly through the Maturity Date.
The PNC Loan may not be prepaid in whole or in part prior to December 31, 2014. Subsequent to December 31, 2014, but prior to June 30, 2022, it may be prepaid in whole but not in part, upon payment of applicable prepayment consideration. There is no prepayment consideration due if the Company prepays the PNC Loan subsequent to June 30, 2022. The PNC Loan is non-recourse to us, but we are liable for customary non-recourse carve-outs.
Upon the occurrence of an event of default, interest on the PNC Loan would accrue at an annual default interest rate equal to the lesser of the then-current interest rate plus 5.00%, or the maximum rate permitted by the state law governing the PNC Loan and any outstanding principal and interest would be payable on demand.

Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Fees to be Paid
Property	Acquisition Date	Purchase Price	to Sponsor (1)
Logan’s Roadhouse – Bristol, VA (2)	December 2012	$3,939,000	$78,780
Big Lots – San Angelo, TX (2)	December 2012	3,250,000	65,000
Big Lots – Waco, TX (2)	December 2012	2,600,000	52,000
Costco – Tallahassee, FL	December 2012	9,710,000	194,200
Wal-Mart – Tallahassee, FL	December 2012	15,390,000	307,800
Golden Corral – Houston, TX	December 2012	3,944,000	78,880
Old Navy & PetSmart – Reynoldsburg, OH	December 2012	6,050,286	121,006
National Tire & Battery – Cedar Hills, TX	December 2012	2,624,000	52,480
Kohl’s – Cedar Falls, IA	December 2012	8,050,000	161,000
Dollar General – Independence, MO	December 2012	1,366,918	27,338
Dollar General – Clay, AL	December 2012	1,310,274	26,205
Dollar General – Lubbock, TX	December 2012	1,229,863	24,597
Dollar General – Rayne, LA	December 2012	1,157,589	23,152
Dollar General – Conroe, TX	December 2012	1,249,973	24,999
Dollar General – Houston, TX	December 2012	1,600,767	32,015
Hickory Flat Commons – Canton, GA	December 2012	19,000,000	380,000
Dollar General – Hunstville, AL	December 2012	1,253,906	25,078
Dollar General – Various (3)	December 2012	4,604,406	92,088
		$88,330,982	$1,766,618

(1)		Approximate fees to be paid to sponsor upon closing represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		This potential property was previously disclosed in Supplement No.1 dated November 20, 2012.
(3)		The Dollar General portfolio consists of four single-tenant retail properties located in Alabama. The properties would be subject to individual lease agreements.

The potential property acquisitions are subject to net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant(s)	Square Feet (1)	Occupancy
Logan’s Roadhouse – Bristol, VA	1	Logan’s Roadhouse, Inc.	7,936	100%
Big Lots – San Angelo, TX	1	PNS Stores, Inc.	35,584	100%
Big Lots – Waco, TX	1	PNS Stores, Inc.	28,526	100%
Costco – Tallahassee, FL	1	Costco Wholesale Corporation	149,967	100%
Wal-Mart – Tallahassee, FL	1	Wal-Mart Stores East, LP	203,789	100%
Golden Corral – Houston, TX	1	Golden Corral Corporation	14,155	100%
Old Navy & PetSmart– Reynoldsburg, OH	1	Old Navy, LLC/PetSmart, Inc.	28,970	100%
National Tire & Battery – Cedar Hills, TX	1	NTW, LLC	6,912	100%
Kohl’s – Cedar Falls, IA	1	Kohl’s Department Stores, Inc.	86,584	100%
Dollar General – Independence, MO	1	Dolgencorp, LLC	9,014	100%
Dollar General – Clay, AL	1	Dolgencorp, LLC	9,014	100%
Dollar General – Lubbock, TX	1	Dolgencorp, LLC	9,014	100%
Dollar General – Rayne, LA	1	Dolgencorp, LLC	9,026	100%
Dollar General – Conroe, TX	1	Dolgencorp, LLC	9,014	100%
Dollar General – Houston, TX	1	Dolgencorp, LLC	9,014	100%
Hickory Flat Commons – Canton, GA	16	Various	114,751	98%
Dollar General – Huntsville, AL	1	Dolgencorp, LLC	9,026	100%
Dollar General – Various (2)	4	Dolgencorp, LLC	36,104	100%
			776,400

(1)			Includes square feet of buildings that are on land subject to ground leases.
(2)			The Dollar General portfolio consists of four single-tenant retail properties located in Alabama. The properties would be subject to individual lease agreements.
The table below provides leasing information for the major tenants at each potential property:

			Current	Base Rent
		Renewal	Annual Base	per Square
Property	Major Tenants (1)	Options (2)	Rent	Foot		Lease Term (3)
Logan’s Roadhouse – Bristol, VA	Logan’s Roadhouse,	5/5 yr.	$332,206	$41.86		12/1/2006	–	11/30/2012
	Inc.		338,019	42.59		12/1/2012	–	11/30/2026
Big Lots – San Angelo, TX	PNS Stores, Inc.	4/5 yr.	249,088	7.00		11/19/2012	–	1/31/2018
			273,997	7.70		2/1/2018	–	1/31/2023
Big Lots – Waco, TX	PNS Stores, Inc.	2/5 yr.	99,841	3.50		4/1/2012	–	4/17/2013
			199,682	7.00		4/18/2013	–	1/31/2017
			219,650	7.70		2/1/2017	–	1/31/2022
Costco – Tallahassee, FL	Costco Wholesale	5/5 yr.	602,000	1.11	(4)	4/3/2008	–	4/30/2033
	Corporation
Wal-Mart – Tallahassee, FL	Wal-Mart Stores	16/5 yr.	954,000	1.16	(4)	5/7/2008	–	4/30/2028
	East, LP
Golden Corral – Houston, TX	Golden Corral	4/5 yr.	315,520	22.29		12/10/2012	–	11/30/2017
	Corporation		331,296	23.40		12/1/2017	–	11/30/2022
			347,861	24.58		12/1/2022	–	11/30/2027

			Current		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenants (1)	Options (2)	Rent		Foot	Lease Term (3)
Old Navy & PetSmart–	Old Navy, LLC	3/5 yr.	$219,124		$14.50	10/1/2012	–	10/31/2017
Reynoldsburg, OH			230,458		15.25	11/1/2017	–	10/31/2022
	PetSmart, Inc.	5/5 yr.	232,814		16.80	9/3/2012	–	9/30/2017
			246,672		17.80	10/1/2017	–	9/30/2022
National Tire & Battery – Cedar	NTW, LLC	3/5 yr.	179,748	(5)	26.01	9/21/2006	–	9/30/2031
Hills, TX
Kohl’s – Cedar Falls, IA	Kohl’s Department	5/5 yr.	587,040		6.78	2/1/2002	–	1/31/2022
	Stores, Inc.
Dollar General – Independence,	Dolgencorp, LLC	4/5 yr.	99,785	(6)	11.07	8/2/2012	–	7/31/2027
MO
Dollar General – Clay, AL	Dolgencorp, LLC	4/5 yr.	95,650	(6)	10.61	10/2/2012	–	9/30/2027
Dollar General – Lubbock, TX	Dolgencorp, LLC	4/5 yr.	89,780	(6)	9.96	10/2/2012	–	9/30/2027
Dollar General – Rayne, LA	Dolgencorp, LLC	4/5 yr.	84,504	(6)	9.36	3/2/2013	–	2/28/2028
Dollar General – Conroe, TX	Dolgencorp, LLC	4/5 yr.	91,248	(6)	10.12	9/2/2012	–	8/31/2027
Dollar General – Houston, TX	Dolgencorp, LLC	4/5 yr.	116,856	(6)	12.96	10/2/2012	–	9/30/2027
Hickory Flat Commons –	The Kroger Co.	6/5 yr.	644,701		8.18	11/6/2008	–	11/30/2028
Canton, GA
Dollar General – Huntsville, AL	Dolgencorp, LLC	5/5 yr.	92,789	(6)	10.28	11/19/2012	–	11/18/2028
Dollar General – Various	Dolgencorp, LLC	5/5 yr.	340,726	(6)	9.44	12/1/2012	–	11/30/2027

(1)			Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)			Represents number of renewal options and the term of each option.
(3)			Represents lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.
(4)			The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.
(5)			The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding year or 12% of the then-current annual base rent.
(6)			The annual base rent under the lease increases by 3% of the then-current annual base rent beginning in the 11th year of the lease term.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our Credit Facility. We may use the properties as collateral in future financings.
Prior Potential Real Property Investment
A prior supplement to this prospectus described a potential acquisition of a 12,406 square foot single-tenant retail building leased to Dolgencorp, LLC, located in Berwick, LA as a part of the Dollar General/General Market Portfolio. The property is no longer under consideration for purchase.

CCPT4-SUP-03A